UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

POLY SHIELD TECHNOLOGIES INC.

(Name of Issuer)

SHARES OF COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

731676 102

 (CUSIP Number)

RASMUS NORLING
428 Plaza Real, Suite 419
Boca Raton, FL  33432
(800) 648-4287

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 6, 2013

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [   ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 731676 102

1.	Names of Reporting Person: PAER TOMAS RASMUS NORLING
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[ ]
(b)	[ ]
NOT APPLICABLE

3.	SEC Use Only:

4.	Source of Funds (See Instructions):	PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):	N/A

6.	Citizenship or Place of Organization:	Sweden

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power:	154,100,000 shares of common stock

8.	Shared Voting Power:	N/A

9.	Sole Dispositive Power:	154,100,000 shares of common stock

10.	Shared Dispositive Power:	N/A

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 154,100,000 shares of common stock

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): Not Applicable

13.	Percent of Class Represented by Amount in Row (11):	82.0%

14.	Type of Reporting Person (See Instructions):	IN

CUSIP No. 731676 102

ITEM 1.          SECURITY AND ISSUER.

The class of equity securities to which this Schedule 13D Statement relates is Shares of Common Stock, par value $0.001 per share (the “Shares”) of Poly Shield Technologies Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 428 Plaza Real, Suite 419, Boca Raton, FL  33432.

ITEM 2.          IDENTITY AND BACKGROUND.

This Schedule 13D is being filed by Paer Tomas Rasmus (Rasmus) Norling (the “Reporting Person”).  The business address of the Reporting Person is at 428 Plaza Real, Suite 419, Boca Raton, FL  33432.

The Reporting Person is the President, Chief Executive Officer and a Director of the Issuer, and was appointed to those positions on February 6, 2013.  The business address of the Issuer is at 428 Plaza Real, Suite 419, Boca Raton, FL  33432.

During the past five years, the Reporting Person has not been:

(a)	convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors); or

(b)
a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Person is a citizen of Sweden.

ITEM 3.          SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The Reporting Person acquired an aggregate of 154,100,000 shares of common stock (the “Company Shares”) as follows:

(a)
On January 31, 2013, the Issuer purchased all of the issued and outstanding shares of Ecolutions, Inc. ("Ecolutions") from the Reporting Person for a purchase price of $53,000, which was paid by the issuance of 100,000 shares of the Issuer’s common stock. More information on the acquisition of Ecolutions and the issuance of the Issuer’s common stock in consideration thereof may be found in the Issuer’s current report on Form 8-K filed with the SEC on February 6, 2013.

(b)
On February 6, 2013, the Reporting Person acquired 154,000,000 shares of the Issuer’s common stock (the “RSAs”).  The RSAs represent restricted stock awards granted to the Reporting Person pursuant to the terms of the Reporting Person’s employment agreement with the Issuer in consideration for the Reporting Person’s agreement to act as Chief Executive Officer of the Issuer.   The RSAs will be held by the Issuer and may not be sold, transferred, pledged or assigned by the Reporting Person, and will be subject to forfeiture, pending the Reporting Person satisfying certain performance incentives.  To earn release of the RSAs, the Reporting Person is required to deliver to the Issuer bona fide contracts (“Qualifying Contracts”) for the sale or lease to third parties of products or services distributed by the Issuer, which contracts must be approved by the Issuer’s board of directors.  The RSAs will be released to the Reporting Person in equal proportion to the non-contingent face value of the Qualifying Contracts on the basis of $0.25 US per share (being the approximate market value of the Issuer’s stock prior to execution of the Reporting Person’s employment agreement), in minimum increments of 1,250,000 shares (i.e. Qualifying Contracts having a total minimum incremental value of $312,500 US).  To earn release of all of the RSAs, the Reporting Person must deliver Qualifying Contracts totaling a minimum of $38,500,000 US.  Any RSAs that have not become eligible for release by December 31, 2013 shall be forfeited and all of the Reporting Person’s rights thereto will be terminated in their entirety.

CUSIP No. 731676 102

The Reporting Person is entitled to all other rights and privileges as a shareholder with respect to the RSAs prior to their release or forfeiture, as the case may be, including the right to vote the RSAs or receive dividends or other distributions thereon. However, any shares distributed as a stock dividend, stock split or similar transaction will be subject to the same limitations and restrictions as the RSAs.  More information on the Reporting Issuer’s employment agreement and the RSAs may be found in the Issuer’s current reports on Form 8-K filed with the SEC on December 11, 2012 and February 8, 2013 (as amended on February 27, 2013).

ITEM 4.          PURPOSE OF TRANSACTION.

The Reporting Person acquired the Company Shares for investment purposes as described in Item 3 above.

As of the date hereof, except as otherwise disclosed above, the Reporting Person does not have any plans or proposals which relate to or would result in:

(a)	the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	any change in the present board of directors or management of the Issuer including any plans or proposals to change the number of term of directors or to fill any existing vacancies on the board;

(e)	any material change in the present capitalization or dividend policy of the Issuer;

(f)	any other material change in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s Articles of Incorporation or other actions which may impede the acquisition of control of the Issuer by any person;

(h)
causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j)	any action similar to any of those enumerated above.

ITEM 5.          INTEREST IN SECURITIES OF THE ISSUER.

(a)	Aggregate Beneficial Ownership:

As of the date of this Report, the Reporting Person beneficially owned the following securities of the Issuer:

Class of Securities	Number of Securities(1)	Percentage of Class
Common Stock	154,100,000 (direct)(2)	82.0%

CUSIP No. 731676 102

(1)
Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of common shares actually outstanding on the date of this Schedule 13D Statement. As of February 20, 2013, there were 187,845,005 common shares issued and outstanding.

(2)
154,000,000 shares are subject to forfeiture pending satisfaction of certain performance incentives as described in Item 3 above, and as described in the Issuer’s current reports on Form 8-K, filed on December 11, 2012 and February 8, 2013 (as amended on February 27, 2013).

(b)	Power to Vote and Dispose of the Issuer Shares:

Subject to the forfeiture provisions of the RSAs as described in Item 3 above, the Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him.

Subject to the restrictions on transfer of the RSAs as described in Item 3 above, the Reporting Person has the sole power to dispose of or to direct the disposition of the Company Shares held by him.

(c)	Transactions Effected During the Past 60 Days:

Except for the transactions described in Item 3 above, the Reporting Person has not effected any transactions in the Issuer’s securities during the 60 days prior to the date of this Statement.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

Any stock dividends, stock splits or similar distributions on the RSAs will be subject to the same limitations and restrictions as the RSAs as described in Item 3 above.  No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Company Shares.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

Not Applicable.

ITEM 6.          CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

As described in Item 3, under the terms of the Reporting Person’s employment agreement with the Issuer entered into as of December 1, 2012, the RSAs will be held in the custody of the Issuer, and will be subject to forfeiture pending the satisfaction by the Reporting Person of certain performance incentives. A more detailed description and copy of the Employment Agreement may be found in the Issuer’s current reports on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on December 11, 2012 and February 8, 2013 (as amended on February 27, 2013).

ITEM 7.          MATERIAL TO BE FILED AS EXHIBITS.

1.
Employment Agreement between Rasmus Norling and Poly Shield Technologies, Inc. dated December 1, 2012, previously filed as an exhibit to the Issuer’s Form 8-K filed December 11, 2011 and incorporated by reference herein.

2.
Share Purchase Agreement dated January 31, 2013 between Rasmus Norling and Poly Shield Technologies Inc., previously filed as an exhibit to the Issuer’s Form 8-K filed February 6, 2013 and incorporated by reference herein.

CUSIP No. 731676 102

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 4, 2013
Date
/s/ Rasmus Norling
Signature
RASMUS NORLING
Name/Title